J6

16002124 SION

SEC
Mail Processing
Section
APR 04 2016
Washington DC
409

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5101 Wheelis Rd, Suite 112
(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ray Brandon 901-324-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720	Sugar Land, TX		77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Ray Brandon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments, Inc, as of December 31, 2015, 20 15 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E. DENBY BRANDON, III
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature

CEO

Title

Notary Public

My Commission Expires December 9, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDON INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2015

TABLE OF CONTENTS

Brandon Investments, Inc.
December 31, 2015

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Brandon Investments Inc
5101 Wheelis Rd Suite 112
Memphis TN 38117

Report on the Financial Statements

I have audited the accompanying financial statements of Brandon Investments Inc (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandon Investments Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
March 28, 2016

Nathan T Tuttle, CPA

STATEMENT OF FINANCIAL CONDITION

Brandon Investments, Inc.
December 31, 2015

ASSETS

Cash and cash equivalents	$ 109,071
Cash segregated under federal regulations	17
Investments-money market mutual fund	1,138
Commissions receivable	15,906
Prepaid expenses	8,735
Furniture and equipment, net	4,051
Cash value life insurance	201,335
Total assets	$ 340,253
	========

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 2,621
Accrued payroll taxes	29
Accrued state franchise and excise tax	789
Due to affiliate	17,399
Total liabilities	20,838
Stockholders' equity	
Common stock, no par value, 100 shares Authorized and issued	4,996
Retained earnings	314,419
Total stockholders' equity	319,415
Total liabilities and stockholders' equity	$ 340,253
	=======

See notes to financial statements.

STATEMENT OF INCOME

Brandon Investments, Inc.
Year Ended December 31, 2015

Revenues	
Commissions	$ 783,889
Interest income	172
	784,061
Expenses	
Automobile expense	4,233
Depreciation	3,150
Dues and publications	9,232
Entertainment	6,300
Insurance	93,836
Miscellaneous expense	934
Office supplies and expense	14,641
Postage	4,346
Professional services	42,024
Profit sharing	211,940
Rent	38,958
Salaries	1,126,314
Taxes and licenses	61,077
Telephone	10,086
Travel	15,651
Administrative overhead reimbursement	(774,064)
	868,658
Income before income taxes	(84,597)
Income tax (benefit)	(14,768)
Net income	$ (69,829)

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Brandon Investments, Inc.
Year Ended December 31, 2015

	Common Stock	Retained Earnings	Total
Balance at January 1, 2015	$ 4,996	$ 384,248	$ 389,244
Net income	---	(69,829)	(69,829)
Balance at December 31, 2015	$ 4,996	$ 314,419	$ 319,415
	=======	========	========

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATIED TO
CLAIMS OF GENERAL CREDITORS

Brandon Investments, Inc.
Year Ended December 31, 2015

Subordinated liabilities at January 1, 2015	$ ---
No activity during year	---
Subordinated liabilities at December 31, 2015	$ ---

See notes to financial statements.

STATEMENT OF CASH FLOWS

Brandon Investments, Inc.
Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$ (69,829)	
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation	3,150	
Deferred income taxes	(14,768)	
Increase in cash value life insurance	(10,978)	
Changes in operating assets and liabilities:		
Accounts receivable	46,995	
Due from (to) affiliate	40,026	
Prepaid expenses	(5,695)	
Accounts payable	2,554	
Accrued state franchise and excise taxes	(580)	
Accrued payroll taxes	(32)	
Accrued federal income taxes	(2,241)	
Net cash used for operating activities		$ (11,398)
Cash and cash equivalents at beginning of year		120,469
Cash and cash equivalents at end of year		$ 109,071

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brandon Investments, Inc. (the Company) was organized on July 16, 1982, as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The Company operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and sells shares of open end investment companies or unit investment trusts, life insurance, and annuities. The Company derives its income from commissions on these sales. Commissions are recognized as the related services are performed.

The Company is exempt from provisions of SEC rule 15c3-3 under the Securities Exchange Act of 1934, in accordance with provisions of SEC rule 15c3-3(k)(2)(i).

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities which relate to the cash basis of accounting used to prepare the income tax returns. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other expense, respectively. Income tax returns for 2012 and subsequent years are subject to examination by taxing authorities.

Fair Value of Assets and Liabilities

ASC 820 establishes a three-tier hierarchy, which prioritizes the inputs used in measuring the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3—significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There are no changes during the year ended December 31, 2015, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The financial assets and liabilities measured at fair value on a recurring basis at December 31, 2015 are as follows:

	December 31, 2015	
	Fair Value	Input Level
American Funds Money Market Fund	$ 1,138	Level 1

Continued

Subsequent Events

Management has reviewed events occurring through March 25, 2016, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 118,062
Less accumulated depreciation	114,011
	$ 4,051

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2015, the Company had net capital of $ 288,043 which was $ 283,043 in excess of its minimum net capital required of $ 5,000.

4. RELATED PARTY TRANSACTIONS

Substantial managerial services, office facilities, and other benefits are provided by the Company to Brandon Financial Planning, Inc., which is affiliated with the Company through common ownership and control. The Company is reimbursed for such costs allocated to its affiliate. The allocations are based on the relative income of the entities. There were no other financial transactions between the entities during the year ended December 31, 2015.

Continued

During 2015, Brandon Financial Planning, Inc. earned 51% of the combined revenues of the two companies. Brandon Financial Planning, Inc. reimburses the Company for the common expense are allocated to it. The expenses affected and the amounts which are being allocated are listed below:

Insurance-group	$ 40,606
Profit sharing	108,089
Rent	19,869
Salaries	574,420
Taxes-payroll	25,936
Telephone	5,144
	$ 774,064
	========

5. RETIREMENT PLAN

The Company maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months of active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, totaled $ 211,940 for the year ended December 31, 2015.

6. INCOME TAXES

Income taxes consist of the following:

Current		
Federal	$ -0-	
State	-0-	
Total current income taxes		$ -0-

Continued

Deferred		
Federal	(10,124)	
State	(4,644)	
Total deferred income taxes		(14,768)
Total income taxes		$ (14,768)
		=======

The difference between income taxes on income before income taxes and the amount computed by applying statutory federal tax rates relates principally to state income tax and nondeductible expenses.

At December 31, 2015, the Company has net operating loss carryforwards of $ 26,947 for federal income tax purposes and $ 26,440 for state income tax purposes.

7. COMMITMENTS AND CONTINGENCIES

The Company has a non-cancelable operating lease for its office space expiring May 31, 2016. rent expense under this lease was $ 38,958 in 2015. See footnote 4 for amounts reimbursed to the Company.

Future minimum operating lease payments at December 31, 2015 are as follows:

Year	
2016	$ 15,997

Continued

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2015

8. EXEMPTION FROM FILING FORM SIPC-7

Brandon Investments, Inc. claims an exemption from filing Form SIPC-7 through the filing of Form SIPC-3 because their business as a broker-dealer consists of the sale of variable annuities, registered open end investment companies or unit investment trusts and insurance.

9. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the security industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURTIES AND EXCHANGE COMMISSION
SCHEDULE I

Brandon Investments, Inc.
December 31, 2015

NET CAPITAL	
Total stockholders' equity	$ 319,415
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	319,415
Deductions and/or charges for non allowable assets:	
Commissions receivable	15,906
Prepaid expenses	8,735
Furniture and equipment, net	4,051
	28,692
Net capital before haircuts on securities positions	290,723
Haircuts on securities	-0-
Net capital	$ 290,723
	========
AGGREGATE INDEBTEDNESS COMPUTATION	
Liabilities from statement of financial condition	$ 20,838
Total aggregate indebtedness	$ 20,838
	========
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
	========
Excess net capital	$ 285,723
	========
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 284,723
	========
Percentage of aggregate indebtedness to net capital	7.17%
	========

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed the Company's unaudited December 31, 2015 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE II

Brandon Investments, Inc.
December 31, 2015

Rule 15c3-3(k)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investment, Inc."

Brandon Investment, Inc. qualifies for this exemption.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE III

Brandon Investments, Inc.
December 31, 2015

Rule 15c3-3(K)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investments, Inc."

Brandon Investment, Inc. qualifies for this exemption.

BRANDON
INVESTMENTS

March 25, 2015

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Brandon Investments, Inc.,

1. Claims exemption **15c3-3(k)(1)** from 15c3-3;

2. We have met the identified exemption from January 01, 2015 through December 31, 2015, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Ray Brandon
President
Brandon Investments, Inc.

Mar 28, 2016
Date

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

15c3-3 (k)(1)

Ray Brandon
Brandon Investments Inc
5101 Wheelis Rd Suite 112
Memphis TN 38117

Dear Ray Brandon:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Brandon Investments Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Brandon Investments Inc claimed an exemption from 17 C.F.R. § 240.15c3-3. Brandon Investments Inc stated that it has met the identified exemption provisions of 15c3-3 (k)1 throughout the most recent fiscal year without exception. Brandon Investments Inc's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandon Investments Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
March 28, 2016

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x ______ 1/15/15
Authorized Signature/Title Date

SIPC-3 2015

8-

8-034765 FINRA DEC 11/1/1985
BRANDON INVESTMENTS INC
P O BOX 770870
MEMPHIS, TN 38177

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.